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June 9, 2023

Tonya K. Aldave

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:           BayCom Corp

Registration Statement on Form S-3

Filed May 4, 2023

File No. 333-271638

Dear Ms. Aldave:

On behalf of BayCom Corp (“BayCom”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 25, 2023 (the “Comment Letter”) on BayCom’s Registration Statement on Form S-3 filed with the Commission on May 4, 2023 (as amended by Amendment No. 1 (as defined below), the “Registration Statement”), we submit this letter containing BayCom’s responses to the Comment Letter. Concurrent with the filing of this letter, BayCom is filing an amendment to the Registration Statement (“Amendment No. 1”). The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter.

For your convenience, we have set forth below in boldface type the text of the Staff’s comments from the Comment Letter, followed by BayCom’s responses.

Registration Statement on Form S-3

General

1.	In light of recent market events and activities within the banking sector, please revise prospectus summary, risk factors, or other sections, where appropriate, to address any material impact these events and activities have had on your financial condition, operations, customer base, liquidity, capital position and risk profile. For instance, we note that you have a significant volume of uninsured deposits, accounting for 48.7% of your total deposits. Are there any industry concentrations among your non-insured deposits? The revised discussion should indicate the extent to which your Board's Asset and Liability Committee has made adjustments to address recent events that impacted the banking industry, or your market areas.

RESPONSE: In response to the Staff’s comment, the Registration Statement has been revised on page 8 by adding the subsection captioned “Recent Industry Developments” to the “Prospectus Summary” section.

Tonya K. Aldave

June 9, 2023

Risk Factors, page 10

2.	We note that you have a large amount of commercial real estate loans. Considering recent concerns about the quality of commercial real estate loans, including even well financed commercial property management firms defaulting on properties with lower occupancy, please tell us how you concluded that your investors do not require a risk factor to discuss the current condition of your portfolio, including any particular concentrations of performing loans on properties that have lower occupancy.

RESPONSE: At March 31, 2023, BayCom’s nonperforming assets, which generally consist of nonaccrual loans, accruing loans that are 90 days or more past due and other real estate owned (“OREO”), totaled $13.1 million, or 0.51% of BayCom’s total assets. At March 31, 2023, BayCom had no accruing loans 90 days or more past due and $21,000 of OREO. Nonperforming loans totaled $13.1 million, or 0.64% of total loans, of which $818,000 were guaranteed by governmental agencies at March 31, 2023. The following table provides information regarding BayCom’s nonperforming multifamily residential and owner and non-owner occupied commercial real estate (“CRE”) loans as of the dates indicated:

	March 31,	December 31,
	2023	2022

	(Dollars in thousands)
Loans accounted for on a nonaccrual basis:
Multifamily residential	$5,337	$5,351
Owner occupied CRE	5,178	5,491
Non-owner occupied CRE	45	365
Total	$10,560	$11,207

As of March 31, 2023, BayCom’s owner and non-owner occupied (which includes multi-family residential) CRE portfolios had weighted average (“WA”) loan-to-value (“LTV”) ratios of approximately 45.1% and 46.7%, respectively, and WA debt service coverage ratios (“DSCR”) of approximately 1.6% and 1.7%, respectively.

BayCom’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “BayCom 2022 Form 10-K”) contains risk factors relating to commercial borrowers, including CRE borrowers, which include occupancy rates, among others, as a factor that may affect a commercial borrower’s ability to repay its loan. See the risk factors “Our business may be adversely affected by downturns in the national economy and the regional economies in which we operate” and “Many of our loans are to commercial borrowers, which have a higher degree of risk than other types of loans” contained under “Risk Factors” in Part I, Item 1A of the BayCom 2022 Form 10-K.

Accordingly, based on the limited amount of BayCom’s nonperforming non-owner occupied CRE loans, and the LTV and DSCR of the overall CRE portfolio at March 31, 2023, as well as the risk factors and other CRE related-disclosures contained in the BayCom 2022 Form 10-K, BayCom has concluded that no additional disclosure regarding the current condition of its CRE portfolio is required.

Tonya K. Aldave

June 9, 2023

Should the Staff have any questions or further comments, please contact the undersigned at (240) 328-4615 or Michael S. Sadow at (202) 295-4526.

Sincerely,

/s/ Craig M. Scheer, P.C.
Craig M. Scheer, P.C.

cc:            George J. Guarini, Chief Executive Officer, BayCom Corp

Keary L. Colwell, Chief Financial Officer, BayCom Corp

Michael S. Sadow, Silver, Freedman, Taff & Tiernan LLP